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SEC FILE NUMBER
8-17550

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING August 1, 2011 (Date) AND ENDING July 31, 2012 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gary Goldberg & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Montebello Road
(No. and Street)

Suffern (City) New York (State) 10901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary M. Goldberg (800) 433-0323
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman LLP
(Name - *if individual, state last, first, middle name*)

100 Eagle Rock Avenue Suite 200 (Address) East Hanover (City) New Jersey (State) 07936 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 28 2012
REGISTRATIONS BRANCH
16

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requriement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10/4/12

OATH OR AFFIRMATION

I, Gary M. Goldberg swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gary Goldberg & Co., Inc. as of July 31, 2012 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANNINE BARBOSA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BA6218782
Qualified in Orange County
My Commission Expires March 08, 20 14

Notary Public

Signature

Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 340.17a-5(e)(3).

GARY GOLDBERG & CO., INC.
ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-17550

YEAR ENDED JULY 31, 2012

AND

INDEPENDENT AUDITORS' REPORT



FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

GARY GOLDBERG & CO., INC.
ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-17550

YEAR ENDED JULY 31, 2012

AND

INDEPENDENT AUDITORS' REPORT

GARY GOLDBERG & CO., INC.

TABLE OF CONTENTS


FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Gary Goldberg & Co., Inc.

We have audited the accompanying statement of financial condition of Gary Goldberg & Co., Inc. as of July 31, 2012, and the related statements of income, changes in stockholder's equity (deficiency), changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As disclosed in Note 4 to the financial statements, the Company has excluded the effects of consolidation of its wholly-owned subsidiaries, Gary Goldberg Planning Services, Inc. and Gary Goldberg Advisory Services, Inc. Generally accepted accounting principles require that a wholly-owned subsidiary be presented on a consolidated basis with that of the parent company. As disclosed in Note 15 to the financial statements, generally accepted accounting principles require that certain entities under common control be consolidated by the Company. The Company has not consolidated an entity that meets the criteria for consolidation. The effects of these departures from generally accepted accounting principles on the financial position, results of operations, and cash flows of the Company are not reasonably determinable.

In our opinion, except for the effects of not consolidating certain entities, as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Gary Goldberg & Co., Inc. as of July 31, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND | BEIJING AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE


DFK

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Friedman LLP

September 25, 2012

GARY GOLDBERG & CO., INC.

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2012

ASSETS	
Cash	$ 1,004,863
Commissions receivable	127,806
Deposit with clearing organization	50,000
Due from clearing broker	86,232
Investments in unconsolidated subsidiaries, at cost	16,286
Property and equipment - at cost, net	130,544
Due from shareholder	452,484
Due from affiliate	68,440
Officer's life insurance - cash surrender value	8,062
Other assets	92,407
	$ 2,037,124
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 156,450
Income taxes payable	251,599
Due to subsidiary	452,518
	860,567
Commitments	
Liabilities subordinated to claims of general creditors	870,000
Stockholders' equity	
Preferred stock, 12.5% cumulative convertible, $100 par value per share, authorized 10,000 shares, issued 2,452 shares and 2,392 shares outstanding; liquidation value $100 per share	239,200
Common stock, class A - voting, $0.01 par value per share, authorized 1,000,000 shares, issued 420,250 shares and 408,900 shares outstanding	4,089
Additional paid-in capital	2,263,864
Accumulated deficit	(2,189,291)
Treasury stock, at cost, 11,350 shares of common stock - class A; and 60 shares of 12.5% cumulative convertible preferred stock	(11,305)
	306,557
	$ 2,037,124

See notes to financial statements.

GARY GOLDBERG & CO., INC.

STATEMENT OF INCOME

YEAR ENDED JULY 31, 2012

Revenues	
Commissions	
Insurance	$ 4,550,531
Trading	172,180
Other	31,524
	4,754,235
Expenses	
Employee compensation and benefits	2,652,652
Commission expense	13,650
Interest	67,476
Clearance charges	171,102
Communications	77,469
Occupancy	261,927
Advertising and promotional costs	163,164
Quotation services	41,701
Regulatory fees	39,950
Depreciation and amortization	14,924
Consulting	22,565
Seminars and education	48,389
Insurance	21,763
Accounting and audit	104,982
Travel and entertainment	160,006
Other operating expenses	295,541
	4,157,261
Income before taxes	596,974
Income taxes	254,446
Net income	$ 342,528

See notes to financial statements.

GARY GOLDBERG & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)

YEAR ENDED JULY 31, 2012

	Capital Stock		Additional Paid-in	Accumulated	Treasury	Total Stockholders' Equity
	Preferred	Common	Capital	Deficit	Stock	(Deficiency)
Balance at August 1, 2011,	$ 239,200	$ 4,089	$ 2,263,864	$ (2,528,697)	$ (11,305)	$ (32,849)
Net income	-	-	-	342,528	-	342,528
Dividends paid	-	-	-	(3,122)	-	(3,122)
Balance at July 31, 2012	$ 239,200	$ 4,089	$ 2,263,864	$ (2,189,291)	$ (11,305)	$ 306,557

See notes to financial statements.

GARY GOLDBERG & CO., INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JULY 31, 2012

Cash flows from operating activities	
Net income	$ 342,528
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	14,924
Impairment loss - investment in GGAS	1,000
Changes in assets and liabilities	
Commissions receivable	(86,696)
Due to/ from clearing broker	(117,216)
Due to/ from subsidiary	452,685
Due from affiliate	(14,069)
Other assets	(84,352)
Accounts payable and accrued expenses	(93,667)
Income taxes payable	251,533
Net cash provided by operating activities	666,670
Cash flows from investing activities	
Officer's life insurance - cash surrender value	10,065
Cash flows from financing activities	
Due from shareholder	(78,398)
Dividends paid	(3,122)
Net cash used in financing activities	(81,520)
Net increase in cash	595,215
Cash, beginning of year	409,648
Cash, end of year	$ 1,004,863
Supplemental cash flow disclosures	
Interest paid	$ 67,186
Income taxes paid	1,526

See notes to financial statements.

GARY GOLDBERG & CO., INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED JULY 31, 2012

Balance, August 1, 2011	$	870,000
Proceeds (repayment) of subordinated notes		-
Balance, July 31, 2012	$	870,000

See notes to financial statements.

GARY GOLDBERG & CO., INC.

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Gary Goldberg & Co., Inc. (the "Company") was incorporated under the laws of the State of Delaware in December 1972 under the name Goldberg, Diamant & Polen, Inc. In August 1973, the name was changed to Goldberg, Polen & Company, Inc. In June 1979, the name was again changed to Gary Goldberg & Co., Inc.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as a broker-dealer of products consisting primarily of insurance annuities and mutual funds. The Company is headquartered in Suffern, New York and has sales offices in New York, New Jersey and Connecticut.

The Company has two wholly owned subsidiaries that have not been consolidated in these financial statements. These subsidiaries are Gary Goldberg Planning Services, Inc. ("GGPS"), which provides investment advisory services, and Gary Goldberg Advisory Services, Inc. ("GGAS"), which is currently inactive. Generally accepted accounting principles ("GAAP") require that a wholly-owned subsidiary be presented on a consolidated basis with that of the parent company.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

Concentrations of Credit Risk for Cash
The Company maintains its cash balances at various banks. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Depreciation and Amortization
Depreciation is computed on a straight-line basis over the estimated useful lives of the respective assets, which range from five to seven years. Leasehold improvements are amortized using the straight-line method over the estimated useful lives or the term of the lease, whichever is shorter.

Revenue Recognition
Commission income received from a clearing organization from the sale of mutual fund shares is recorded on a settlement date basis. Commissions derived from the marketing of insurance investments and annuity investments are recorded on a trade date basis.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising and Promotion
The Company expenses advertising and promotion costs as they are incurred. Advertising and promotion expenses for the year ended July 31, 2012 totaled $163,164.

Income Taxes
Federal, state and local income tax returns for years prior to 2009 are no longer subject to examination by tax authorities.

Subsequent Events
These financial statements were approved by management and available for issuance on September 25, 2012. Management has evaluated subsequent events through this date.

2 - COMMISSIONS RECEIVABLE

The Company had receivables of $127,806 as of July 31, 2012, which were due from insurance providers for commissions it earned on customers' transactions.

3 - DEPOSITS WITH CLEARING ORGANIZATION

The Company has a clearing deposit of $50,000 with the clearing broker, pursuant to requirements set forth by the clearing broker. The Company, as an introducing broker, is required under the terms of its fully disclosed clearing agreement with its clearing broker to maintain net capital of $50,000.

The Company clears all its security transactions on a fully disclosed basis through a clearing broker, which is an exchange member organization, under an agreement with an initial term expiring May 2015. The agreement between the Company and the member organization provides, in part, for the Company to guarantee the member organization against any loss or liability resulting from a customer's failure to make payments for securities purchased or to deliver securities sold. No significant loss or liability has resulted from this guarantee. The agreement can be terminated any time after the initial term by either party after giving 90 days written notice.

GARY GOLDBERG & CO., INC.

NOTES TO FINANCIAL STATEMENTS

4 - INVESTMENT IN SUBSIDIARY

The Company has an investment of $16,286 in its wholly-owned subsidiary, Gary Goldberg Planning Services, Inc., which is carried at cost. The Company has not consolidated this subsidiary, which represents a departure from generally accepted accounting principles. The effects of this departure from generally accepted accounting principles on the financial position, results of operations and cash flows of the Company are not reasonably determinable.

5 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Furniture and fixtures	$ 507,944
Office equipment	32,495
Leasehold improvements	159,259
Telephone equipment	94,557
	794,255
Less - Accumulated depreciation and amortization	(663,711)
	$ 130,544

6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The subordinated notes are held by Joan Goldberg. Joan Goldberg is a member of the Board of Directors and the wife of Gary M. Goldberg. Interest expense related to these notes was approximately $67,000 for the year ended July 31, 2012.

GARY GOLDBERG & CO., INC.

NOTES TO FINANCIAL STATEMENTS

6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (Continued)

Borrowings under these subordination agreements consist of the following:

Maturity Date	Annual Interest Rate	Principal Amount
April 30, 2013	10%	$ 570,000
June 30, 2013	10%	100,000
November 1, 2013	Variable, based on rate earned on deposit with clearing broker	200,000
		$ 870,000

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's net capital rule. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be eligible for repayment.

7 - PREFERRED STOCK

Each share of preferred stock is convertible into 50 shares of class A - voting common stock, at any time at the option of the holder. The owner of 99.5% of preferred stock (see Note 9) has waived his right to receive dividends.

8 - INCOME TAXES

The Company files consolidated Federal and combined state income tax returns with its wholly-owned subsidiaries, GGPS and GGAS. The provision for income taxes consists of the following:

Current	
Federal	$ 196,000
State	58,446
	$ 254,446

8 - INCOME TAXES (Continued)

The Federal tax provision differs from the tax provision resulting from the application of the Federal statutory rate, primarily due to non-deductible meals and entertainment and the state income tax provision.

9 - RELATED PARTY TRANSACTIONS

Majority Shareholder
Gary M. Goldberg, President and CEO, and GGPS own approximately 99.5% of the common stock of the Company. Pursuant to an employment agreement with the Company covering the year ended July 31, 2012, he received compensation in the form of a base salary and bonus totaling $300,000 and $1,100,000, respectively, plus benefits as defined in the agreement.

Preferred Stock
Approximately 99.5% of the preferred stock is held by a trust, the beneficiaries of which are family members of Gary M. Goldberg.

Stock Dividends
Gary M. Goldberg has waived his right to receive dividends on his common stock holdings. The trust has waived its right to receive dividends on its preferred stock holdings.

Due From Shareholder
As of July 31, 2012, the Company had advanced $452,484 to Gary M. Goldberg, which is due on demand. The advances are non-interest bearing.

Due From Affiliate
The Company made advances to an affiliate totaling $68,440 as of July 31, 2012, which are due on demand. The advances are non-interest bearing.

9 - RELATED PARTY TRANSACTIONS (Continued)

Operating Expenses
Certain expenses, consisting primarily of occupancy, travel and entertainment, and office expenses, are allocated between the Company and its subsidiary, GGPS, under an expense sharing agreement. Under the terms of the agreement, most expenses are allocated 50% to each entity. Under the amendment effective August 1, 2010, all venue costs and costs of marketing are allocated 90% to GGPS and 10% to GGCO. These expenses are included in seminars and education in the accompanying statement of income. As of July 31, 2012, the Company has a balance of $452,518 due to GGPS relating to these expense allocations.

Employee Compensation and Benefits
Most employees of the Company are also employees of GGPS. All employees are paid by GGPS and the respective salaries are then allocated to the Company based on services provided. Employee benefits are also allocated between the two companies.

See Notes 6 and 11 for additional related party information.

10 - PENSION AND PROFIT SHARING

The Company has a safe harbor 401(k) plan which covers substantially all full time employees. In accordance with the provisions of section 401(k) of the internal revenue code, participants are permitted to contribute a portion of their gross earnings into the Plan. Employer contributions are made on a nonselective basis to each eligible participant as described by the plan and may not be less than 3% of an employee's compensation. In addition, the employer may make a discretionary profit sharing contribution subject to certain limitations. Pension plan expense for the year ended July 31, 2012 was approximately $39,000.

11 - COMMITMENTS

Facility Leases
The Company leases office space in Suffern, New York from Goldberg Montebello, LLC, an entity owned by Gary and Joan Goldberg. The lease expires February 28, 2016 and requires monthly payments of $10,293 plus a pro-rata portion of operating and maintenance expenses and real estate taxes.

11 - COMMITMENTS (Continued)

Facility Leases (Continued)
The Company leases additional office space at locations in New York and Connecticut under annual leases expiring on various dates through 2015.

Rent expense totaled $232,532 for the year ended July 31, 2012, including rent paid to the related party of $167,247.

Vehicle Leases
The Company leases vehicles under operating leases expiring at various periods through 2016. Lease expense for these vehicles totaled approximately $47,000 for the year ended July 31, 2012.

Future minimum commitments under all operating leases are as follows:

Year Ending July 31,	
2013	$ 229,069
2014	224,888
2015	189,861
2016	85,436
	$ 662,630

Employment Agreements
Gary M. Goldberg had an employment agreement with the Company that provided for compensation in the form of salary, commissions, incentive bonuses, and benefits. Under the amended agreement dated February 16, 2012, Mr. Goldberg's compensation is to include an annual base salary of $300,000, an annual performance bonus as approved by the Board of Directors based on Company profitability, and certain benefits, as defined and will terminate on July 31, 2016. The agreement also provides for certain payments to him, his wife and/or his estate in the event of his disability or death.

The Company has entered into annual employment agreements with certain other key employees that provide for a period of compensation under certain conditions.

12 - GUARANTEES

The Company entered into a guarantee agreement under which it guarantees certain amounts due to the preferred shareholders of GGPS upon the occurrence of a redemption event, as defined, and may not transfer its shares of common stock of GGPS unless the transferee agrees to assume this guarantee. As of July 31, 2012 no redemption event has taken place.

13 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen times net capital. At July 31, 2012, the Company had net capital of $408,334, which exceeds requirements by $350,963. The Company's ratio of aggregate indebtedness to net capital was 2.108 to 1.

14 - MAJOR SOURCES OF REVENUE

The Company earned commission revenue on sales from three annuity products offered by three major insurance providers, which accounted for 61%, 14% and 13% of sales for the year ended July 31, 2012. Related commissions receivable totaled $127,806 at July 31, 2012.

15 - CONSOLIDATION OF VARIABLE INTEREST ENTITIES

Under certain conditions, generally accepted accounting principles require the consolidation of entities where the usual condition (ownership of a majority voting interest) of consolidation does not apply. If a controlling financial interest exists through arrangements that do not involve voting interests, a company may have exposure (variable interest) to the economic risks and potential rewards from the activities of variable interest entities ("VIE"). If a company holds a majority of the variable interests of another entity, it is considered the primary beneficiary, and consolidation of the VIE is required.

Under the above guidelines, the Company has control over an entity that is considered to be a VIE. The entity owns real estate, a significant portion of which is leased to the Company and to GGPS. The Company is considered to be the primary beneficiary of the activities of this entity.

15 - CONSOLIDATION OF VARIABLE INTEREST ENTITIES (Continued)

The Company has not consolidated the VIE, which represents a departure from generally accepted accounting principles. The effects of this departure from generally accepted accounting principles on the financial position, results of operations, and cash flows of the Company are not reasonably determinable.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF JULY 31, 2012

GARY GOLDBERG & CO., INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF JULY 31, 2012

Computation of net capital		
Total stockholders' equity	$	306,557
Additions		
Liabilities subordinated to claims of general creditors		870,000
		1,176,557
Deductions and/or charges		
Non-allowable assets		768,223
Net capital	$	408,334
Computation of aggregate indebtedness		
Accounts payable, accrued expenses and other liabilities	$	860,567
Aggregate indebtedness	$	860,567
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	57,371
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	57,371
Excess net capital	$	350,963
Excess net capital at 1000 percent	$	322,277
Ratio - Aggregate indebtedness to net capital		2.108 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of July 31, 2012)		
Net capital, as reported in Company's Part II (unaudited) Focus report	$	710,577
Decreases resulting from July 31, 2012 audit adjustments, net		(302,243)
Net capital, as included in this report	$	408,334

GARY GOLDBERG & CO., INC.

SCHEDULE II - STATEMENT REGARDING SEC RULE 15c3-3

JULY 31, 2012

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Gary Goldberg & Co., Inc.

In planning and performing our audit of the financial statements of Gary Goldberg & Co., Inc. (the "Company"), as of and for the year ended July 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. The Company failed to record current income tax expense on a monthly basis which resulted in a decrease in net income of $254,446 for the year ended July 31, 2012 and a material audit adjustment on the Company's year end focus filing. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended July 31, 2012 and this report does not affect our report thereon dated September 25, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at July 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants

East Hanover, New Jersey
September 25, 2012

GARY GOLDBERG & CO., INC.

SECURITIES INVESTOR PROTECTION
CORPORATION FORM SIPC-7

SEC FILE NO. 8-17550

YEAR ENDED JULY 31, 2012



FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

GARY GOLDBERG & CO., INC.

SECURITIES INVESTOR PROTECTION
CORPORATION FORM SIPC-7

SEC FILE NO. 8-17550

YEAR ENDED JULY 31, 2012



FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Gary Goldberg & Co., Inc.

In accordance with rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended July 31, 2012, which were agreed to by Gary Goldberg & Co., Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Gary Goldberg & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Gary Goldberg & Co., Inc.'s management is responsible for Gary Goldberg & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended July 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended July 31, 2012 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

September 25, 2012

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
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DFK

GARY GOLDBERG & CO., INC.

SECURITIES INVESTOR PROTECTION CORPORATION
SCHEDULE OF ASSESSMENT AND PAYMENTS

YEAR ENDED JULY 31, 2012

Period Covered	Date Paid	Amount
General assessment reconciliation for the period August 1, 2011 to July 31, 2012		$ 81.51
Payment schedule:		
Prior year SIPC-7 overpayment applied		(1,734.89)
Overpayment applied to subsequent year		($ 1,653.38)